August 25, 2025

Terrance E. Mendez
Chief Executive Officer and Interim Chief Financial Officer
SHF Holdings, Inc.
1526 Cole Boulevard
Suite 250
Golden, CO 80401

       Re: SHF Holdings, Inc.
           Form 8-K filed August 14, 2025
           File No. 001-40524
Dear Terrance E. Mendez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance